UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NEW AGE BEVERAGES CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64157V108
(CUSIP Number)

May 1, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	64157V108

1	Names of Reporting Persons
Maverick Brands, LLC (“Maverick”)
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,200,000 Shares
	6	Shared Voting Power
0 Shares
	7	Sole Dispositive Power
2,200,000 Shares
	8	Shared Dispositive Power
0 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,200,000 Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.9%[1]
12	Type of Reporting Person (See Instructions)
O

1 Beneficial ownership percentage is based upon 27,700,895 shares of common stock issued and outstanding as of March 24, 2017, based on information reported by New Age Beverages Corporation on its Form 10-K for the fiscal year ended December 31, 2016.

Item 1.

(a)	Name of Issuer: New Age Beverages Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 1700 E. 68th Avenue, Denver, Colorado 80229

Item 2.

(a)	Name of Person Filing: Maverick Brands, LLC (“Maverick”)

(b)	Address of Principal Business Office or, if None, Residence: 8581 Santa Monica Boulevard, West Hollywood, California 90069

(c)	Citizenship: Delaware

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP No.: 64157V108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N.A.

Item 4.	Ownership

As reported on the cover page to this report, the ownership information with respect to Maverick is as follows:

(a)	Amount Beneficially Owned: 2,200,000 shares.

(b)	Percent of Class: 7.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,200,000 shares.

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or to direct the disposition of: 2,200,000 shares.

(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N.A.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N.A.

Item 8.	Identification and classification of members of the group.

N.A.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certifications.

The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2017

Maverick Brands, LLC

By:	/s/ David Wong
David Wong,
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).